Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results
For Three Months Ended June 30, 2015

BEIJING--/PRNewswire/--August 5, 2015--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2015. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

For the third quarter of fiscal 2015, the Company reported revenues of RMB73.7 million (US$12.0 million) compared with RMB92.9 million for the three months ended June 30, 2014. Lower revenues this quarter resulted from the deferral of recognizing revenue for the corn seed business as the final sales price is not yet determined and due to lower revenues from rice seed business.

Deferred revenues were RMB373.4 million (US$61.1 million) as of June 30, 2015 compared with RMB342.1 million on June 30, 2014. It is expected that the majority of deferred revenues will be recorded in the income statement during the fiscal fourth quarter of 2015. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) the sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers.

The sum of recognized revenues for the first nine months ended June 30, 2015 and deferred revenues as of June 30, 2015 was RMB466.5 million (US$76.1 million) compared with RMB460.1 million for the same period one year ago.

Unit: RMB million	As of June 30, 2014	As of June 30, 2015	Year-over-Year Change, %
Deferred revenues (1)	342.1	373.4	9.1
Year-to-date recognized revenues (2)	118.0	93.1	-21.1
(1) + (2)	460.1	466.5	1.4

Gross profit for the third quarter of fiscal 2015 was RMB10.3 million (US$1.7 million) compared to RMB21.2 million in the third quarter of fiscal 2014. Gross margin for the third quarter of fiscal 2015 decreased to 14.0% from 22.9% for the same period of fiscal 2014 was mainly due to scrap sales in the rice business.

Total operating expenses for the three months ended June 30, 2015 were RMB18.7 million (US$3.1 million) compared with RMB27.5 million during the same quarter in fiscal 2014. The decrease was mainly due to lower transportation expenses, higher other operating income and continuous cost controls. Specifically, selling and marketing expenses were RMB6.8 million (US$1.1 million) for the third quarter of fiscal 2015 compared with RMB10.5 million a year ago. The decrease in selling expenses was mainly due to lower transportation expenses this quarter. General and administrative expenses were RMB9.7 million (US$1.6 million), which was slightly down from RMB10.6 million for the third quarter of fiscal 2014. Research and development expenses were RMB8.8 million (US$1.4 million) in the third quarter of fiscal 2015, which was consistent with RMB8.8 million for the same period last year.

Total operating expenses for the first nine months in fiscal 2015 were RMB68.8 million, compared with the total operating expenses of RMB98.7 million a year ago. Excluding other operating income, the total operating expenses for the first nine months ended June 30, 2015 were RMB84.4 million, a decline of 18.5% year-over-year.

Unit: RMB million	Fiscal year 2014	Fiscal year 2015	Year-over-Year Change, %
Selling and marketing	43.9	27.2	-38.1%
General and administrative	31.9	27.8	-12.9%
Research and development	27.8	29.4	5.8%
Total operating expenses, excluding other operating income	103.6	84.4	-18.5%

Loss from operations for the third quarter of fiscal 2015 amounted to RMB8.4 million (US$1.4 million) compared with RMB6.3 million for the same quarter in fiscal 2014.

Net loss attributable to Origin Agritech for the third quarter of fiscal 2015 was RMB11.9 million (US$1.9 million), or net loss per basic and diluted share of RMB0.52 (US$0.09), compared to a net loss attributable to Origin Agritech of RMB14.7 million or net loss per basic and diluted share of RMB0.65 in the same period one year ago.

BALANCE SHEET

As of June 30, 2015, cash and cash equivalents were RMB22.4 million (US$3.7 million) and shareholders' equity attributable to the Company was RMB190.3 million (US$31.1 million). The Company had short-term borrowings of RMB210.0 million (US$34.4 million) and long-term borrowings of RMB64.4 million (US$10.5 million). Short-term borrowings were mainly for working capital, while long-term borrowing was mainly used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB128.1 million (US$21.0 million) as of June 30, 2015. These advances represent cash receipts for orders in the upcoming selling season.

CONFERENCE CALL INFORMATION

The Company will host a teleconference on August 5, 2015, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the results. To participate in the call, please dial the following numbers approximately 5 minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A replay of the call will be available shortly after the conference call through August 12, 2015. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10070114

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended June 30,
	2014	2015
	RMB	RMB	USD

Revenues	92,935	73,697	12,022
Cost of revenues	(71,686)	(63,384)	(10,339)
Gross profit	21,249	10,313	1,683
Operating expenses:
Selling and marketing	(10,549)	(6,771)	(1,105)
General and administrative	(10,561)	(9,748)	(1,590)
Research and development	(8,778)	(8,804)	(1,436)
Other operating income, net	2,372	6,592	1,075
Total operating expenses	(27,516)	(18,731)	(3,056)

Loss from operations	(6,267)	(8,418)	(1,373)

Interest expense	(5,276)	(4,695)	(766)
Share of net loss of equity investment	(279)	-	-
Loss on disposal of a subsidiary	(2,666)	-	-
Interest income	63	93	15
Loss before income taxes	(14,425)	(13,020)	(2,124)
Income tax expense
Current	(677)	(24)	(4)
Deferred	-	-	-
Income tax expense	(677)	(24)	(4)

Net loss	(15,102)	(13,044)	(2,128)
Less: Net loss attributable to the non-controlling interests	(432)	(1,147)	(187)

Net loss attributable to Origin Agritech Limited	(14,670)	(11,897)	(1,941)

Other comprehensive loss
Net loss	(15,102)	(13,044)	(2,128)
Foreign currency translation difference	12	329	54
Comprehensive loss	(15,090)	(12,715)	(2,074)
Less: Comprehensive loss attributable to non-controlling interests	(432)	(1,147)	(187)
Comprehensive loss attributable to Origin Agritech Limited	(14,658)	(11,568)	(1,887)

Net loss per share – basic	(0.65)	(0.52)	(0.09)
Net loss per share – diluted	(0.65)	(0.52)	(0.09)

Shares used in calculating basic net loss per share	22,743,853	22,738,541	22,738,541
Shares used in calculating diluted net loss per share	22,743,853	22,738,541	22,738,541

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	6/30/2014	9/30/2014	6/30/2015	6/30/2015
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	90,398	46,268	22,414	3,666
Restricted cash	-	15,670	-	-
Accounts receivable	4,209	1,021	6,590	1,078
Due from related parties	2,400	2,698	4,750	777
Advances to suppliers	19,826	17,751	14,865	2,431
Advances to growers	22,784	20,759	18,727	3,063
Inventories	698,395	516,368	595,577	97,418
Income tax recoverable	49	48	48	8
Other current assets	5,111	4,368	6,377	1,043
Total current assets	843,172	624,951	669,348	109,484
Restricted cash	14,350	-	20,000	3,271
Land use rights, net	31,071	31,799	30,061	4,917
Plant and equipment, net	341,481	338,526	325,353	53,218
Equity investments	21,119	18,721	18,721	3,062
Goodwill	11,973	11,973	11,973	1,958
Acquired intangible assets, net	25,236	34,891	36,266	5,932
Other assets	2,299	4,009	2,579	422
Total assets	1,290,701	1,064,870	1,114,301	182,264
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	285,000	225,000	210,000	34,350
Current portion of long-term borrowings	21,500	33,805	16,750	2,740
Accounts payable	13,069	4,525	10,817	1,769
Due to growers	16,665	17,943	8,829	1,444
Due to related parties	16,230	11,711	11,468	1,876
Advances from customers	209,897	324,645	128,083	20,951
Deferred revenues	342,146	19,029	373,383	61,074
Income tax payable	39,060	-	-	-
Other payables and accrued expenses	52,928	67,953	45,624	7,463
Total current liabilities	996,495	704,611	804,954	131,667
Long-term borrowings	43,329	31,023	47,679	7,799
Other long-term liability	19,468	19,649	18,201	2,977
Total liabilities	1,059,292	755,283	870,834	142,443

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163, 24,016,163 and 24,016,163 shares issued as of June 30, 2014, September 30, 2014 and June 30, 2015;
22,738,541, 22,738,541 and 22,738,541 shares outstanding as of
June 30, 2014, September 30, 2014 and June 30, 2015 )	-	-	-	-
Additional paid-in capital	400,606	400,888	402,272	65,799
Accumulated deficit	(183,511)	(103,000)	(170,316)	(27,859)
Treasury stock at cost (1,277,622, 1,277,622 and 1,277,622 shares as of June 30, 2014, September 30, 2014 and June 30, 2015)	(37,445)	(37,445)	(37,445)	(6,125)
Accumulated other comprehensive loss	(4,450)	(4,446)	(4,199)	(689)
Total Origin Agritech Limited shareholders’ equity	175,200	255,997	190,312	31,126

Non-controlling interests	56,209	53,590	53,155	8,695
Total equity	231,409	309,587	243,467	39,821

Total liabilities and equity	1,290,701	1,064,870	1,114,301	182,264

CONTACT:

Origin Agritech Limited

James Chen,

Chief Financial Officer

james.chen@originseed.com.cn

Investor Relations

ir@originseed.com.cn

+86 10 5890-7536